Stone Ridge Trust

Stone Ridge Trust II

Stone Ridge Trust III

Stone Ridge Trust IV

Stone Ridge Trust V

Stone Ridge Asset Management LLC

510 Madison Avenue, 21st Floor, New York, New York 10022

ALPS Distributors, Inc.

1290 Broadway, Suite 1100, Denver, Colorado 80203

July 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Stone Ridge Trust, et al. (File No. 812-14877)

Withdrawal of Request for Relief Pursuant to Section 12(d)(1)(J) and Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”)

Ladies and Gentlemen:

Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust IV and Stone Ridge Trust V (collectively, the “Stone Ridge Funds”), Stone Ridge Asset Management LLC (the “Adviser”), and ALPS Distributors, Inc. (collectively, the “Applicants”) filed an application with the Securities and Exchange Commission (“SEC”) on February 7, 2018 (the “Application”) for relief pursuant to Section 12(d)(1)(J) and Sections 6(c) and 17(b) of the 1940 Act to permit the Stone Ridge Funds to invest in certain Fund of Funds arrangements, as described in the Application.

Further to the telephone conversation of June 5, 2018 between representatives of Ropes & Gray LLP, counsel to the Adviser and the Stone Ridge Funds, and members of the staff of the Division of Investment Management of the SEC, the Applicants hereby request that the Application be withdrawn.

Respectfully Submitted,

STONE RIDGE ASSET MANAGEMENT LLC	STONE RIDGE TRUST; STONE RIDGE TRUST II; STONE RIDGE TRUST III; STONE RIDGE TRUST IV; STONE RIDGE TRUST V

By: /s/ Lauren D. Macioce Name: Lauren D. Macioce Title: Chief Compliance Officer	By: /s/ Lauren D. Macioce Name: Lauren D. Macioce Title: Secretary

ALPS DISTRIBUTORS, INC.

By: /s/ Steven B. Price Name: Steven B. Price Title: Senior Vice President and Director of Distribution Services